Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-177052

May 4, 2020

CoreSite Realty Corporation Announces Sale of Common Stock by
The Carlyle Group

Denver, CO — May 4, 2020 — CoreSite Realty Corporation (NYSE:COR) (“CoreSite”), a premier provider of secure, reliable, high-performance data center, cloud access and interconnection solutions across the U.S., today announced the sale of 2,120,000 shares of its common stock by investment funds affiliated with The Carlyle Group to Morgan Stanley, as the sole underwriter in connection with the offering.

Upon completion of the offering, investment funds affiliated with The Carlyle Group will continue to hold an aggregate of 8,605,390 partnership units in CoreSite’s operating partnership that they may elect to redeem in whole or in part for cash or, at CoreSite’s option, CoreSite may elect to acquire those operating partnership units submitted for redemption in exchange for shares of its common stock on a one-for-one basis. If all such operating partnership units were tendered for redemption and CoreSite elected to acquire such units in exchange for shares of its common stock, investment funds affiliated with The Carlyle Group would own an aggregate of 17.7% of CoreSite’s issued and outstanding common stock. The offering is expected to close and settle on or about May 7, 2020, subject to customary closing conditions. Neither CoreSite nor CoreSite’s management is selling any shares of common stock in the offering and CoreSite will not receive any of the proceeds from the offering of shares by the selling stockholders.

Morgan Stanley proposes to offer the shares of common stock to the public at a fixed price, which may be changed at any time without notice.

CoreSite has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before investing, you should read the prospectus and other documents filed with the SEC for information about CoreSite and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. A copy of the prospectus and any prospectus supplements may also be obtained from Morgan Stanley & Co LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CoreSite

CoreSite Realty Corporation (NYSE:COR) delivers secure, reliable, high-performance data center and interconnection solutions to a growing customer ecosystem across eight key North American markets. More than 1,350 of the world’s leading enterprises, network operators, cloud providers, and supporting service providers choose CoreSite to connect, protect and optimize their performance-sensitive data, applications and computing workloads. Our scalable, flexible solutions and 450+ dedicated employees consistently

© 2020, CoreSite, L.L.C. All Rights Reserved

deliver unmatched data center options — all of which leads to a best-in-class customer experience and lasting relationships.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond CoreSite’s control that may cause actual results to differ significantly from those expressed in any forward-looking statement. These risks include, without limitation: the geographic concentration of CoreSite’s data centers in certain markets and any adverse developments in local economic conditions or the level of supply of or demand for data center space in these markets; fluctuations in interest rates and increased operating costs; difficulties in identifying properties to acquire and completing acquisitions; significant industry competition, including indirect competition from cloud service providers; failure to obtain necessary outside financing; the ability to service existing debt; the failure to qualify or maintain its status as a REIT; financial market fluctuations; changes in real estate and zoning laws and increases in real property tax rates; the effects on our business operations, demand for our services and general economic conditions resulting from the spread of the novel coronavirus (“COVID-19”) in our markets, as well as orders, directives and legislative action by local, state and federal governments in response to such spread of COVID-19; and other factors affecting the real estate industry generally. All forward-looking statements reflect CoreSite’s good faith beliefs, assumptions and expectations, but they are not guarantees of future performance. Furthermore, CoreSite disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could cause CoreSite’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in its most recent annual report on Form 10-K, and other risks described in documents subsequently filed by CoreSite from time to time with the SEC.

CoreSite Contact

Carole Jorgensen

Vice President of Investor Relations and Corporate Communications

303-405-1012

InvestorRelations@CoreSite.com